INVEST IN **SURGE**

Building The Real-Time Data Platform For AI



Miguel Jaramillo
0:00 / 2:59
Co-Founder Surge Holdings Inc.

surgenetworks.ai Wilmington, DE

Technology | B2B | Minority Founder | AI | VC-Backed

Highlights



VC-Backed
Raised $250K or more from a venture firm

Investment Memo
An investor has written an Investment Memo

1. ICW 2026 Championship Winner — Kingscrowd Audience Vote (April 2026). Rated 4.8/5.0.
2. Live in New Orleans — deployed, active, real-time.
3. $250k to $1M potential ARR per location (Gulp Data, Q4 2025) (not guaranteed)
4. NVIDIA Inception member — access to AI ecosystem, technical resources, and go-to-market support.
5. 70 locations targeted for 2026 across 4 cities.
6. 3,000+ location national pipeline secured through strategic partnerships.
7. Anonymous by Physics — no cameras, no images, no faces, no identifiable info, ever.



8 Founded in 2024 by experts in infrastructure, capital formation, and real-time systems.

Featured Investors



Next Wave Partners in Follow

We partner with founders and corporate innovators to create bold new businesses, unlock exponential growth, and build better products and services, faster.

John Cowan, Founding Partner - Next Wave Partners

"We invested in Surge because they've cracked the code on transforming our existing infrastructure into revenue-generating intelligent assets without requiring massive government spending. This is our generation's moonshot—the chance to rebuild America's infrastructure advantage and secure our economic future."

View Investment Memo



Mark T Hurley
Syndicate Lead
Follow
Invested $10,000



At Schneider Electric, I helped develop data center solutions that would support low latency, real time computing at the edge.

"I have watched Surge develop from a concept idea over three years ago at Next Wave Partners to today's vision of creating a shared infrastructure that will empower cities, businesses and investors. John Cowan, James Thomason, Miguel Jaramillo, and Brandon Richman are some of the most experienced, knowledgeable, and motivated entrepreneurs in this industry. I am confident this team will turn their vision into reality and further the development of Smart Cities via the use of localized data collection, compute, and artificial intelligence at the edge."



Meghan Comiskey in Follow

Infrastructure finance professional with experience raising over $10B to fund infrastructure and renewable energy projects across the world.

"I've invested in Surge because I'm excited about the team and the work they are doing in our communities and believe in the value to various potential counterparties of the data they are collecting and networks they are building. Critical Infrastructure like this is often unseen. They are running a challenging multi-stakeholder process with a lot of upside potential for layered revenue streams as it scales. It lays the foundation for a lot of innovation potential."



Venky Lakshminarayanan in Follow



Executive leader with 20+ years scaling revenue for startups & F500s to $2B+. Deep expertise in commercializing innovation in enterprise AI, digital transformation, and intelligent infrastructure. Co-author of the book, "AI-Driven Value Management."

"My passion lies at the intersection of technology and business, by creating enriching human experiences. True intelligent infrastructure should do more than just connect sensors; it should connect people, make communities safer, and create a more efficient and equitable world. Surge has a rare combination that brings innovation and scale together that includes a well-crafted business model to deploy, commercialize and scale real-time Edge AI solutions for smart cities. I invested because I've worked closely with the Surge leadership team and I trust their expertise instincts to translate groundbreaking innovation into tangible business value."

 **Mike Rivera** in [Follow]

Equipping clients to make smart, strategic real estate decisions. As a full-service commercial broker, I help businesses and investors achieve success and long-term wealth through development consulting and investment acquisitions.

"I focus on helping clients build long-term value while strengthening our communities. Surge's vision and platform bring technology and real estate together in ways that can transform how we live and work. By processing data at the edge, Surge creates a powerful digital layer that helps real estate owners and developers unlock smarter, more efficient projects. This new asset class at the intersection of infrastructure, real estate, and innovation has the potential to shape stronger, more connected communities. I'm excited to be part of this journey and the impact it can make."

 **Katie Vivas** in [Follow]

VP of Operations at YMCA of Greater KC, leading teams to enhance member experience and create positive community impact. Formerly the Director of Membership at the KCK Chamber of Commerce, with an MS in Management & Leadership.

"At the YMCA of Greater Kansas City, my work leading operations is focused on enhancing the well-being of our community by creating responsive, engaging environments. I invested in Surge because I see their technology as a way to scale that mission to the city level. This is about more than data; it's about making our public spaces inherently safer and our daily lives more seamless. They're building the digital infrastructure for truly intelligent communities where our physical environment serves us. That's not just a good investment; it's a legacy worth building."

 **Gareth McAveety** in [Follow]

Aerospace engineering leader with 25+ years of experience guiding lightweight aircraft structure designs from concept to full production for tier-one OEMs. Expert in team management, mentorship, structural analysis, and design optimization.

"My investments target the foundational infrastructure of autonomous systems of the future—technologies that deliver unprecedented scale, unwavering resilience, and tangible real-world impact. Surge is building this future, today."

 **Richard Young** **in** [Follow]

Transportation executive for the Illinois Tollway's $17B capital program. With 29+ years in civil engineering, I specialize in program & construction management, focusing on delivering safe, effective infrastructure while mentoring future engineers.

"As a transportation executive, I'm driven by a bold vision-to reimagine how we build and operate our roadways and bridges. We must move traditional methods and create a SMART, connected, and fully digitized transportation ecosystem-one that delivers real-time information to motorists, links vehicles seamlessly to the built environment, and sets a new standard for safety and efficiency.

Miguel and his team are trailblazers in this space, transforming these visionary ideas into deployable solutions. They're not only enhancing mobility but also supporting a sustainable and scalable business model.

Together, we are shaping the future of transportation, where innovation, connectivity, and safety converge to redefine the traveler's experience"

Team



Miguel Jaramillo   Chief Executive Officer

Miguel is a visionary leader with a background in developing municipal, and mobility infrastructure. Passionate about driving innovation, sustainability, and building connected communities, he oversees partnerships, and multi-jurisdictional rollouts.

in



Brandon Richman   Chief Financial Officer

Brandon is an expert in navigating institutional capital markets, regulated asset categories, and contract negotiations. At Surge, he built the federated capital model and oversees investment structures, helping scale yield-backed infrastructure projects.

linkedin.com in



John Cowan   Executive Chair of the Board

John co-founded 6fusion and EDJX, pioneering utility-grade distributed computing and decentralized edge orchestration. At Surge, he guides capital alignment, ecosystem growth, and governance, driving strategy around the "Innovation Paradox".

in



James Thomason   CTO-in-Residence (Next Wave Partners)

James, via Next Wave Partners, brings edge compute and network expertise. He advises Surge on system modularity, tenant metering, and API/SLA standards to ensure a future-proof, flexible infrastructure stack for multi-tenant edge environments.

Powering AI With Real-World Intelligence

REAL-WORLD DATA

BUILT FOR CITIES FIRST

We build real-world data infrastructure that helps cities run better and generates the continuous data AI systems need— without tracking people.

Why This Matters Now

Cities are being asked to improve safety, mobility, and efficiency without the tools to see what's actually happening.

At the same time, AI and emerging intelligent systems are advancing quickly—but lack real-world data.

We are building the infrastructure layer that solves both problems.

What We Do

We install small sensor systems on existing infrastructure like light poles and rooftops to capture how cities operate in real time.

Our systems use technologies like **LiDAR** (3D spatial mapping), **radar** (weather-resistant detection), and environmental sensing to **measure movement, traffic flow, and conditions without relying on cameras.**

This creates a continuous stream of structured, anonymized data that cities can use to improve operations and that AI systems rely on to understand the physical world.





> "Cities need better visibility, but they don't want more surveillance. **We built this to measure how systems move and behave.**
>
> The real opportunity isn't collecting more data—it's collecting the right kind of data. Data that's continuous, real-time, and **doesn't depend on identifying people.**
>
> That's what makes this usable at scale and valuable over time."
>
> *Miguel Jaramillo, Co-founder & CEO*

We measure patterns. Not people.

This Is Already Happening

- Live deployment in New Orleans
- 50+ locations in active deployment
- 70 locations targeted for 2026 across 4 cities
- 3,000+ location national pipeline secured
- NVIDIA Inception member
- 🏆 ICW 2026 Championship Winner (Kingscrowd Audience Vote)





70
in stalls across
3 states planned for 2026

Active • Real-time
Active • Real-time

This is not a concept. The infrastructure is live.



New Orleans Jackson Square in 3D



Jackson Square in 3D: Surge LiDAR Point Cloud Imagery
SurgeNetworks

This is already working. The question is how fast it scales.

BUILT TO WORK.

BUILT TO CREATE SHARED VALUE.

🏙 For Cities and Citizens

This starts with cities and the people who live in them. Cities get **real-time visibility** into how their streets actually function.

For you, that means:

- Safer intersections
- Less time in traffic
- Faster emergency response
- Better everyday infrastructure

Every deployed location improves how your city works in real time.

🔒 Anonymous by Physics

This is not a camera network. Our sensors do not capture faces, license plates, or identities. They see the world as **movement and shapes**.

We call this **Anonymous by Physics**.

In practice, that means: you are never identified. Your movement is never stored or tied to you. And your privacy doesn't depend on a policy someone could change — it's built directly into the hardware.

This is infrastructure designed to understand what is happening, **without ever knowing who you are.**

How Our Privacy-First Data Pipeline Works

A four-step process designed for anonymity from capture to storage



01 Raw Data Capture

Sensors cast light pulses to build a 3D map. Data lives in memory for a fraction of a second, then overwritten — never saved.

VOLATILE MEMORY | 0.3s LIFESPAN

02 On-Device Processing

Perception software and AI classify objects as pedestrians, vehicles, or bicycles in real time. No identifying or biometrics are ever ever captured.

IDENTITY: NULL | NO BIOMETRICS

03 Data Visualization

Anonymized vectors become useful insights — movement paths, speeds, congestion, and density — without tying anything back to individuals.

AGGREGATE INSIGHTS ONLY

04 Zero Retention

Original sensor data is deleted the instant it's processed. Only anonymous, aggregated patterns are stored securely in the cloud.

ENCRYPTED | NO REVERSIBILITY

🤖 For AI, Technology and Enterprise

Once this infrastructure exists, it creates a **new data layer** for AI systems.

AI can finally understand what is happening in the real world, not just online or in simulations.

That shows up in everyday ways. Transportation systems become **more responsive**, deliveries become more reliable, and technology adapts to **real conditions instead of assumptions**.

This is how AI becomes useful in daily life, not just theoretical.

💰 For investors

This is infrastructure, not a one-time product. Think about cell towers — one tower goes up, multiple carriers pay to use it, year after year.

Surge works the same way, except the infrastructure also makes your streets safer. We deploy it, multiple customers pay for the data, and the network generates recurring revenue from the same physical asset over time.

This is an asset class that has historically been limited to institutions — now you can own a piece of it, often in your own community.

REAL DATA. REAL REVENUE.

Each Node:

- Improves safety
- Generates recurring revenue
- Serves multiple customers simultaneously

Each new location deployment creates both a safer intersection and a revenue-generating asset.

Third-party Validation

An independent data valuation firm, Gulp Data, evaluated Surge's datasets in Q4 2025 and characterized them as technically robust, standardized, and suitable for commercialization.



Future projections are not guarateed.

This is a conservative estimate, reflecting only the structured data products sold directly, and not including additional revenue from raw data licensing or downstream applications.

> "Transportation and mobility data is becoming one of the fastest-appreciating categories we track. Across the market,

> we're seeing rapid growth in demand for real-time, high fidelity sensor data because it's directly fueling autonomous systems, traffic automation, insurance models, and next-generation logistics.
>
> Surge and its partners are positioned to produce the kind of continuous, structured data supply that financial markets increasingly recognize as a balance-sheet asset."
>
> *Lauren Cascio, Founding Partner, Gulp Data*

How It Works

1. **We install** — Sensors are deployed on existing infrastructure. No major construction required.

2. **We collect** — Continuous data on traffic, movement, and environmental conditions.

3. **We sell** — Cities, AI companies, logistics, real estate, and insurance providers pay recurring fees for access.

One intersection. Multiple buyers. Continuous revenue.

WHAT THIS DATA MAKES POSSIBLE.

When Surge is running in a city, it creates a live, continuous picture of how streets actually function.

Every vehicle, every pedestrian, every crossing is captured as **movement and patterns, not identity.** No cameras. No faces. Just real-time understanding.

Once that layer exists, cities and systems gain capabilities they've never had before.

Systems Don't Have To Guess Anymore

> A delivery robot, a transit bus, and a person crossing the street don't have to figure out where each other are independently.
>
> They can operate from the same shared understanding of what's happening.
>
> A vehicle can anticipate movement **before its own sensors would detect it**, because the network already sees the full intersection.

Infrastructure Responds In Real Time

> Streets stop being static.

> In a snowstorm, when stopping distances increase, crosswalk timing can automatically adjust.

> If a specific corner shows a pattern of near-misses on Friday nights, it gets flagged and fixed.

> Emergency vehicles move faster because the system knows where they are and **clears the path ahead of them.**

The System Learns From The Street

> Over time, the network learns from millions of real-world observations.

> It recognizes patterns like **increased risk during school hours** or **changing behavior in bad weather.**

> Instead of reacting after something happens, infrastructure can **adapt in advance,** reducing incidents before they occur.

This is what real-world data enables.

Impact Across The City

Measurable outcomes from our smart infrastructure pilots



- 34%
CO$_2$ Emissions Reduction

Smarter signals cut idling and stop-and-go driving, reducing peak-hour tailpipe CO$_2$ by over a third in pilot zones.

Cleaner air, block by block



41%
Fewer Traffic Collisions

The system spots near-miss conflicts before they become collisions, triggering warnings and signal adjustments.

Predictive hazard detection



18 min
Commute Time Saved



27%
Energy Grid Optimization

| Coordinated signals keep traffic flowing instead of stopping at every light, giving commuters time back each week. | The same pole-top nodes that power the perception network also run smart lighting and HVAC, cutting municipal energy costs. |

| **Time back in residents' days** | **Infrastructure that pays rent** |

Safer streets. Faster response. Smarter systems.

PUBLIC BENEFIT

We are a Public Benefit Corporation, which means we are required to consider community impact alongside shareholder returns.

As this network expands, the infrastructure around you improves, cities operate more effectively, and the value created is **shared rather than extracted**.

Who Benefits From The Network

Multiple stakeholders simultaneously, one privacy-first data platform



Delivery Drivers

Fleets shave an average of 18% off delivery times by routing around real-time congestion — using anonymized signal data, never personal info.

Urban Planners

Cities replace once-a-year traffic counts with 24/7 anonymized data, letting planners test signal changes and street redesigns with real evidence.

Public Transit

Transit agencies adjust bus schedules to actual ridership in minutes — cutting peak-hour waits without tracking individual riders.



Emergency Services



Emergency Services
Ambulances, fire, and police get to calls 23% faster as the network clears signals ahead of them — turning seconds saved into lives saved.

PLATFORM SCALE 2026	1.2M+	4	99.8%
The numbers behind the network — today	Data Points/Day	Locations Planned in 2026	Uptime

This is built so that communities are not just sources of data, but participants in the **value it creates.**

Why Now

Real-world data is becoming a foundational layer of the global economy. But that infrastructure does not yet exist at scale.

We are building it.

What Makes This Different

This is not:

- A camera network
- A software platform
- A centralized data monopoly

This is **physical infrastructure** that generates continuous, real-world data.

How We Scale

Who we work with

We deploy through partnerships with infrastructure operators who already control the poles, conduit, and right-of-way where our sensors are installed.

That means faster rollout, lower cost, and fewer permitting barriers than building from scratch.

Our technology stack is built with partners across **3D perception** (Cron AI), **edge AI** (Blue-Band), **digital twins** (True North), **data commercialization** (Gulp Data), and the **NVIDIA Inception Program.**



Surge is a member of the NVIDIA Inception Program[1], with access to NVIDIA's AI ecosystem, technical resources, and go-to-market support.

What needs to go right

This is early-stage infrastructure. Growth depends on deployment speed, city adoption, and how quickly the network scales.

We're addressing this through **phased city rollouts, strategic partnerships, and integration with infrastructure** that's already in the ground.

THE OPPORTUNITY

Each location costs approximately $70,000 to deploy.

Estimated:

- $250K–$1M annual revenue per location.

- Under 5-month projected payback.

- Operating costs below 10% of revenue.

This behaves more like a utility network than a startup.

Future projections are not guaranteed.

Why Surge

This is not just a software problem. It requires working with cities, infrastructure owners, and real-world deployment environments.

That's where most companies fail.

We've spent years operating at that intersection.

- Deploying infrastructure in complex municipal environments
- Structuring and financing real-world projects
- Building distributed systems at the edge

Our team brings experience across infrastructure, finance, and edge computing.

Miguel Jaramillo has spent 20+ years working in municipal and mobility infrastructure, including leading business development at Integrated Roadways.

Brandon Richman brings 20+ years in infrastructure finance, with experience at Black & Veatch and Diode Ventures.

John Cowan co-founded 6fusion and EDJX, helping pioneer distributed edge computing.

We build and deploy in the real world, not just in code.

HOW YOUR INVESTMENT WORKS

We are raising through a Safer.

Here's what that means in plain English:

- You fund infrastructure deployment
- You receive revenue-based payments
- 4.735% of company revenue is distributed (pro rata)
- Target return: 2.5x early investors, then 2x
- Converts to equity in a major event

You participate in **revenue today and equity upside later.**

If this scales, early participants benefit the most.

Future projections are not guaranteed.

Use Of Funds

Our capital is focused on **building and scaling** the infrastructure that drives the network and bringing that infrastructure online with revenue:

- Sensor deployments
- City expansion
- Data platform and analytics
- Sales and commercialization
- Infrastructure operations

This means not just deploying nodes, but activating them with customers and recurring data contracts.

As the network grows, each location generates more data, supports more customers, and increases in value over time

Momentum

The infrastructure is live.

The data is flowing.

The network is expanding.

The investment community has spoken — Surge won the 🏆 ICW 2026 Championship at Kingscrowd by audience vote.

Three Phases To A National Sensing Layer

Current, near-term, and long-term phases



Core Urban Deployment
- 70+ pole-top sensors across 4 major metros
- Full signal-timing integration with city TMCs
- City-specific data licensing agreements in force
- Real-world impact data feeding 2027 underwriting

70+

Active Sensors

2026

Regional Expansion
- 1,000+ sensors across primary and secondary metros
- Inter-city highway corridors instrumented
- Smart transit hubs: BRT and regional rail integration
- Multi-jurisdiction data-sharing framework operational

1,000+

Sensor Footprint

2027



Nationwide Grid Integration

- 3,000+ edge compute nodes on national backbone
- Predictive weather/climate signal control
- AV coordination interfaces live with major OEMs
- Grid-side demand response participation at scale

3,000+

Edge Compute Nodes

2028

The Bigger Picture

AI will depend on real-world data.

The question is who owns that infrastructure—and who benefits.

We believe it should start with cities and the people who live in them.

INVEST IN SURGE

Help build infrastructure that makes streets safer, respects privacy, and powers the next generation of real-world data. Invest in Surge.



Note: All investments carry risk. Returns are not guaranteed. Review the full Safer terms before investing.